                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 -------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13A-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                         For The Month of February, 2003

                         Commission File Number 0-27298

                        BE SEMICONDUCTOR INDUSTRIES N.V.
                 (Translation of Registrant's Name Into English)

                                  Marconilaan 4
                                 5151 DR Drunen
                                 The Netherlands
                    (Address of Principle Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                            Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes [ ] No [X]

       (IF "YES" IS MARKED, INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE
           REGISTRANT IN CONNECTION WITH RULE 12g3-2(b) : 82-_______.)

         BE Semiconductor Industries N.V. (the "Company") is furnishing a press release dated February 11, 2003 announcing its 2002 fourth quarter and annual results. A copy of the press release is attached hereto as Exhibit 99.1.

Exhibits

99.1     Press Release

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 BE SEMICONDUCTOR INDUSTRIES N.V.

                                 By: /s/ Richard W. Blickman
                                    _________________________________________
                                    Name:  Richard W. Blickman
                                    Title: President and Chief Executive Officer
Date: March 13, 2003
     ____________________